001

MOLSON

RECEIVED
2004 NOV -2 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-2954

October 29, 2004

04045883

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly,

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

11/3

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
504	▪ Press Release "Molson Inc. Broadcasts Fiscal 2005 Second Quarter Results"	Oct. 21/04	003
	▪ Press Release "Molson Reports Second Quarter Results for Fiscal 2005"	Oct. 28/04	004
	▪ Press Release "Reminder of Molson Inc. Broadcasts Fiscal 2005 Second Quarter Results"	Oct. 28/04	018
	▪ Declaration of a Quarterly Dividend filed with the Toronto Stock Exchange (TSX)	Oct. 28/04	019

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Molson Inc. Broadcasts Fiscal 2005 Second Quarter Results

MONTREAL, Oct. 21 /CNW Telbec/ - Molson Inc. will announce its Fiscal 2005 Second Quarter results on Thursday, October 28, 2004. The Q2 Financial Results press release and financial statements will be issued by CNW around noon and will be subsequently posted on www.molson.com .

Live audiocast of investor/analyst conference call scheduled for 2:00 PM ET

- via the Web at www.molson.com Conference call (accessible to media and analysts only)
- by phone (800) 946-0785 or (719) 457-2661, confirmation No. 969225

Participating in the conference call will be:

Mr. Daniel J. O'Neill, President and CEO, Molson Inc.;
Mr. Brian Burden, Executive Vice President and Chief Financial Officer;

The conference call rebroadcast will be available

- 15 minutes after the call on www.molson.com .

- and 2 hours after the call and until November 4, by dialing (719) 457-0820 and entering confirmation No. 969225 when prompted

%SEDAR: 00001968EF

/For further information: MEDIA: Sylvia Morin, Senior Vice President,Corporate Affairs, (514) 590-6345; INVESTORS & ANALYSTS: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/

CO: MOLSON MEDIA ADVISORY; MOLSON - NEWS ROOM

CNW 09:01e 21-OCT-04

RECEIVED

MOLSON

PRESS RELEASE – For immediate release

MOLSON REPORTS SECOND QUARTER RESULTS FOR FISCAL 2005

Montréal, October 28, 2004 – Molson Inc. today announced fiscal 2005 second quarter results for the three-month period ended September 30, 2004.

FISCAL 2005 SECOND QUARTER HIGHLIGHTS

The results in the quarter were principally affected by the Corporation recording a $210 million ($168 million after minority interest) impairment charge related to operations in Brazil.

- Consolidated operating loss of $104.0 million compared to operating profit (EBIT) of $165.0 million in the previous fiscal year. Excluding items noted below (1), consolidated operating profit totalled $125.4 million and EBIT in Canada $153.2 million, lower by 24.0% and 4.9% respectively
- Consolidated net loss of $117.9 million, down from net earnings of $96.5 million a year earlier. Excluding items noted below (2), net earnings decreased to $63.3 million compared to $96.5 million
- Consolidated net loss per share was $0.92 versus net earnings per share of $0.76. Excluding items noted below (2), net earnings per share decreased from $0.76 per share to $0.50 per share
- Cash flow from operating activities decreased 33.8% to $155.4 million
- Consolidated net sales revenue down 5.8% to $674.4 million, net sales revenue in Canada down 3.4%
- Total Molson beer volume down 8.4%, Brazil volume down 9.6%, volume in Canada down 6.8%
- Total market share in Canada down 2.8 share points to 42.4% for the quarter, with core brand share slipping 0.7 share points.

(1) The fiscal 2005 impairment charge of $210.0 million and merger related costs and provisions for rationalization of 19.4 million, both before minority interest.
(2) The fiscal 2005 after-tax charge for the impairment charge of $210.0 million, merger related costs and provisions for rationalization of $13.4 million and minority interest of $42.2 million.

SECOND QUARTER FINANCIAL PERFORMANCE

The Corporation recorded a consolidated operating loss of $104.0 million for the three months ended September 30, 2004, as a result of non-recurring charges that totalled $229.4 million including the impairment charge for Brazil and Molson Coors merger costs. These charges excluded, the Corporation recorded a quarterly operating profit of $125.4 million.

Similarly, the consolidated net loss for the quarter was $117.9 million, down from net earnings of $96.5 million for the same period last year, and net loss per share was $0.92 versus net earnings per share of $0.76 in the previous year. Excluding the second quarter non-recurring items, net earnings were $63.3 million, and net earnings per share totalled $0.50 per share.

"The second quarter performance was disappointing but not unexpected. It was heavily impacted by the impairment charge attributable to the Brazilian operations. In Canada, Molson faced an ongoing challenging competitive environment in Ontario and Alberta where the discount segment continued to expand supported by regional brewers and beer companies that benefit from preferential tax rates," explained Daniel J. O'Neill, President and CEO of Molson.

For the quarter ended September 30, 2004, net sales revenue decreased to $674.4 million compared to $715.6 million for the same period last year stemming from sales declines in both Canada and Brazil. Consolidated brewing volume decreased by 8.4% to 5.13 million hectolitres with volume down by 6.8% and 9.6% in Canada and Brazil, respectively.

Net interest expense for the quarter was $22.6 million, $0.3 million lower than the prior year, owing to an overall decrease in average debt and related interest expense in Canada for the three-month period. The interest expense decrease was partially offset by higher net debt and interest bearing liabilities in Brazil.

Cash provided from operating activities remained relatively strong and totalled $155.4 million. However, it was 33.8% lower than the corresponding quarter last year owing to lower net earnings, and increased pension funding offset by lower working capital.

Second Quarter Operational Performance

CANADA

Second quarter operating profit in Canada totalled $153.2 million, excluding the merger related costs and Canada-specific provisions for rationalization of $18.2 million. The 4.9% decline in EBIT was attributable to cooler and wetter summer weather, combined with market share erosion due to the strengthening value segment in certain regional markets. When non-recurring costs and provisions are included, EBIT totalled $135.0 million, down 16.2% compared to the corresponding period last year.

Net sales revenue amounted to $579.0 million in the quarter, compared to $599.5 million the year before, reflecting lower volumes and partially offset by higher consumer prices.

Estimated industry sales volume in Canada decreased 0.6% when compared to the same period last year. During the quarter ended September 30, 2004, Molson volume in Canada decreased 6.8% to 2.58 million hectolitres, with volume declines in both the Ontario/West and Quebec/Atlantic regions. Molson core brand share decreased 0.7 share points on a national basis: this decline was due to the continued development of the deep discount value segment in both Ontario and Alberta, as well as to declines in Quebec where previous year volumes were stronger because of a competitor's labour disruption.

The Quebec/Atlantic region's core brand share declined, yet the region was buoyed by positive results from the launch of Cold Shots®, continued growth of ExLight® and the strong performance of Coors Light®. In Ontario/West, core brand market share was mainly impacted by strong competitor discount activity driven by preferential mark-up levies provided to small brewers in the Ontario and Alberta markets. The Corporation has taken action to more aggressively compete in the value segment, especially in the Ontario market, where it has introduced Bohemian®. In addition, there continues to be growing momentum and consumer response to the launch of Canadian Cold Shots® and re-launch of Canadian Light®.

BRAZIL

Brazil's EBIT in the quarter was negatively impacted by higher expenditures in both marketing and sales centre costs, as well as lower volumes.

Due to declining sales volumes and the loss of market share, the Corporation revised its long-term forecast of net cash flows of the operations in Brazil and recorded an impairment charge of $210.0 million, $130.0 million of which was for goodwill and $80.0 million for other intangible assets.

Total sales volume for the quarter fell 9.6%, reaching 2.13 million hectolitres compared to 2.36 million hectolitres last year. Approximately 66% of the quarter's volume decline occurred in July, which had been a stronger month in fiscal 2004. While Kaiser continues to experience challenging market conditions, the first full quarter of new leadership has produced encouraging signs. The declines in monthly volume have slowed as evidenced by September results of a volume reduction of 2.4% when compared to the same period last year.

Total estimated Molson market share in Brazil was 10.6% for the quarter ended September 30, 2004 compared to 13.1% for the same period last year, according to ACNielsen data.

Net sales revenue amounted to R$181.0 million, down from R$208.8 million and in step with the volume decline. The decrease in net sales revenue, as measured in Canadian dollars, was slightly greater because of the unfavourable variance in the Brazilian real exchange rate.

Sales and market share growth as well as profitability are the biggest challenges facing the brewer. In addition, the Corporation has reviewed the overall corporate debt structure as it relates to Brazilian operations, with the goal of reducing net interest expense and minimizing overall risk. Given recent operating losses, the Corporation is planning to refinance a portion of its Brazilian debt through a $45.0 million capital injection from Canada.

Under the new leadership of Fernando Tigre, Kaiser looks to expand distribution, continue revitalizing the key brands, review the overall commercial structure, eliminate duplications with bottlers and aggressively pursue cost saving projects.

UNITED STATES

Overall, Molson's total and Canadian® trademark volumes in the United States for the quarter ended September 30, 2004 were down 6.9% and 9.5%, respectively, compared to the same period last year. Lower volume of 18% in the state of Michigan and declines in specialty pack volume, specifically 36 and 55 pack cans which accounted for 54% of the total volume decline, were the reasons for this disappointing performance.

Over the coming quarters, restoring growth on the Canadian® trademark, as well as continued focus on slowing the Molson Ice® and Golden® declining volume will remain a priority.

Subsequent Event

As part of the strategic review of the Brazilian operations and volume declines, the Corporation has decided to close a brewing facility in the Rio de Janeiro region and implement changes to the sales centre network. A charge of approximately $50.0 million will be taken against earnings in the coming quarters to account for the plant closing and organizational right-sizing: of that amount $35.0 million will be a fixed-asset write down. Production volume from the Queimados plant will be transferred to the Jacarei facility in the Sao Paulo region.

Shareholders' Equity and Dividends

For the three and six month period ended September 30, 2004, the Corporation did not repurchase any Class A non-voting or Class B common shares.

The total number of Class A non-voting and Class B common shares outstanding at September 30, 2004 were 127,733,389, consisting of 105,357,713 Class A non-voting shares and 22,375,676 Class B common shares.

The Board of Directors declared a quarterly dividend of $0.15 per share on the Class A non-voting shares and the Class B common shares. This dividend is payable on January 1, 2005 to shareholders of record at the close of business on December 15, 2004.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

-30-

FOR MORE INFORMATION:

Media
Sylvia Morin
Senior Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392

Volume

(Hectolitres in millions)	Three months ended September 30 2004 Estimated	Three months ended September 30 2003 Actual	Six months ended September 30 2004 Estimated	Six months ended September 30 2003 Actual
Industry volume in Canada (i)	**6.08**	6.12	**12.00**	12.01
Molson (Canada)	**2.58**	2.76	**5.10**	5.35
Molson production for shipment to the United States	**0.42**	0.47	**0.92**	1.00
Brazil	**2.13**	2.36	**4.10**	4.41
Total Molson volume	**5.13**	5.59	**10.12**	10.76

(i) *Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.*

Market Share (%)

	Three months ended September 30 2004 Estimated	Three months ended September 30 2003 Actual	Six months ended September 30 2004 Estimated	Six months ended September 30 2003 Actual
Including sales of imports:				
Canada	**42.4**	45.2	**42.5**	44.6
Quebec/Atlantic	**42.3**	45.7	**42.8**	44.4
Ontario/West	**42.5**	44.9	**42.4**	44.7

Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Summary Financial Information by Business Unit

	Sales From External Customers				Net Sales Revenue			
(Dollars in millions)	Three months ended September 30		Six months ended September 30		Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Canada	**744.1**	768.8	**1,477.9**	1,495.7	**579.0**	599.5	**1,159.2**	1,161.9
Brazil	**162.0**	179.7	**311.8**	327.2	**79.7**	98.2	**154.2**	179.0
United States	**18.5**	21.3	**42.2**	43.3	**15.7**	17.9	**36.0**	36.5
Consolidated	**924.6**	969.8	**1,831.9**	1,866.2	**674.4**	715.6	**1,349.4**	1,377.4

	EBITDA				EBIT			
(Dollars in millions)	Three months ended September 30		Six months ended September 30		Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Canada	**165.4**	173.1	**331.4**	336.8	**153.2**	161.1	**307.6**	313.1
Brazil	**(20.7)**	10.1	**(41.7)**	12.1	**(26.4)**	5.1	**(53.2)**	1.9
United States	**(1.4)**	(1.2)	**(2.3)**	(1.7)	**(1.4)**	(1.2)	**(2.3)**	(1.8)
Totals before the following:	**143.3**	182.0	**287.4**	347.2	**125.4**	165.0	**252.1**	313.2
Impairment charge	**(210.0)**	–	**(210.0)**	–	**(210.0)**	–	**(210.0)**	–
Merger related costs and provisions for rationalization	**(19.4)**	–	**(19.4)**	(36.3)	**(19.4)**	–	**(19.4)**	(36.3)
Consolidated	**(86.1)**	182.0	**58.0**	310.9	**(104.0)**	165.0	**22.7**	276.9

Brazil

(Currency in millions)	Three months ended September 30				Six months ended September 30			
	BRL		CAD		BRL		CAD	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Sales from external customers	**368.2**	382.0	**162.0**	179.7	**704.0**	696.7	**311.8**	327.2
Net sales revenue	**181.0**	208.8	**79.7**	98.2	**348.3**	381.3	**154.2**	179.0
EBITDA (i)	**(47.3)**	21.8	**(20.7)**	10.1	**(94.2)**	26.0	**(41.7)**	12.1
EBIT (i)	**(60.3)**	11.1	**(26.4)**	5.1	**(120.1)**	4.2	**(53.2)**	1.9

(i) Results for the quarter ended September 30, 2004 exclude the impairment charge of $210.0 million and the rationalization provision of $1.2 million, before minority interest.

United States

(Dollars in millions)	Three months ended September 30					
	USD		CAD		Molson 50.1% Share CAD	
	2004	2003	**2004**	2003	**2004**	2003
Sales from external customers	**28.2**	30.8	**37.0**	42.5	**18.5**	21.3
Net sales revenue	**23.9**	25.9	**31.3**	35.7	**15.7**	17.9
EBITDA	**(2.2)**	(1.7)	**(2.9)**	(2.3)	**(1.4)**	(1.2)
EBIT	**(2.2)**	(1.7)	**(3.0)**	(2.4)	**(1.4)**	(1.2)

(Dollars in millions)	Six months ended September 30					
	USD		CAD		Molson 50.1% Share CAD	
	2004	2003	**2004**	2003	**2004**	2003
Sales from external customers	**63.1**	62.3	**84.3**	86.5	**42.2**	43.3
Net sales revenue	**53.7**	52.5	**71.8**	72.8	**36.0**	36.5
EBITDA	**(3.4)**	(2.5)	**(4.5)**	(3.5)	**(2.3)**	(1.7)
EBIT	**(3.5)**	(2.6)	**(4.7)**	(3.7)	**(2.3)**	(1.8)

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS – UNAUDITED

	Three months ended September 30		Six months ended September 30	
(Dollars in millions, except share and per share amounts)	**2004**	2003	**2004**	2003
Sales and other revenues	**$ 924.6**	$ 969.8	**$ 1,831.9**	$ 1,866.2
Brewing excise and sales taxes	**250.2**	254.2	**482.5**	488.8
Net sales revenue	**674.4**	715.6	**1,349.4**	1,377.4
Costs and expenses				
Cost of sales, selling and administrative costs	**531.1**	533.6	**1,062.0**	1,030.2
Impairment charge (note 3)	**210.0**	–	**210.0**	–
Merger related costs and provisions for rationalization (note 4)	**19.4**	–	**19.4**	36.3
	760.5	533.6	**1,291.4**	1,066.5
Earnings (loss) before interest, income taxes and amortization	**(86.1)**	182.0	**58.0**	310.9
Amortization of capital assets	**17.9**	17.0	**35.3**	34.0
Earnings (loss) before interest and income taxes	**(104.0)**	165.0	**22.7**	276.9
Net interest expense	**22.6**	22.9	**42.9**	47.7
Earnings (loss) before income taxes	**(126.6)**	142.1	**(20.2)**	229.2
Income tax expense	**40.7**	46.2	**85.7**	88.6
Earnings (loss) before minority interest	**(167.3)**	95.9	**(105.9)**	140.6
Minority interest	**49.4**	0.6	**56.3**	10.6
Net earnings (loss)	**$ (117.9)**	$ 96.5	**$ (49.6)**	$ 151.2
Net earnings (loss) per share				
Basic	**$ (0.92)**	$ 0.76	**$ (0.39)**	$ 1.19
Diluted	**$ (0.92)**	$ 0.75	**$ (0.39)**	$ 1.17

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS – UNAUDITED

Six months ended September 30, 2004 and 2003 *(Dollars in millions)*	**2004**	2003
Retained earnings - beginning of year	**$ 818.5**	$ 676.8
Change in accounting policy (note 2)	**–**	(3.7)
Retained earnings - beginning of year, as restated	**818.5**	673.1
Net earnings (loss)	**(49.6)**	151.2
Cash dividends declared	**(37.5)**	(33.7)
Stock dividends declared	**(0.9)**	(1.8)
Excess of share repurchase price over weighted-average stated capital (note 7)	**-**	(20.4)
Retained earnings - end of period	**$ 730.5**	$ 768.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	**September 30 2004**	September 30 2003	March 31 2004
	(Unaudited)	(Unaudited)	
Assets			
Current Assets			
Cash	**$ 18.7**	$ 50.6	$ 21.2
Accounts receivable	**144.7**	163.6	167.3
Inventories	**177.8**	177.5	177.4
Prepaid expenses	**33.0**	43.2	64.3
	374.2	434.9	430.2
Investments and other assets	**131.8**	130.3	129.7
Property, plant and equipment	**991.2**	990.3	1,022.4
Intangible assets, excluding goodwill (note 3)	**1,472.2**	1,566.7	1,558.7
Goodwill (note 3)	**644.8**	808.6	789.6
	$ 3,614.2	$ 3,930.8	$ 3,930.6
Liabilities			
Current liabilities			
Accounts payable and accruals	**$ 444.1**	$ 494.3	$ 459.8
Provision for rationalization costs (note 4)	**–**	14.4	–
Income taxes payable	**26.3**	41.3	29.0
Dividends payable	**19.2**	17.8	17.8
Future income taxes	**188.9**	150.5	171.8
Current portion of long-term debt (note 6)	**407.2**	65.4	347.0
	1,085.7	783.7	1,025.4
Long-term debt (note 6)	**585.7**	1,034.2	788.4
Deferred liabilities	**323.6**	398.7	359.1
Future income taxes	**415.9**	382.1	400.2
Minority interest	**78.9**	151.6	138.1
	2,489.8	2,750.3	2,711.2
Shareholders' equity			
Capital stock (note 7)	**737.2**	725.4	732.3
Contributed surplus	**12.3**	6.5	8.9
Retained earnings	**730.5**	768.4	818.5
Unrealized translation adjustments	**(355.6)**	(319.8)	(340.3)
	1,124.4	1,180.5	1,219.4
	$ 3,614.2	$ 3,930.8	$ 3,930.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

	Three months ended September 30		Six months ended September 30	
(Dollars in millions)	**2004**	2003	**2004**	2003
Operating activities				
Net earnings (loss)	**$ (117.9)**	$ 96.5	**$ (49.6)**	$ 151.2
Impairment charge (note 3)	**210.0**	–	**210.0**	–
Merger related costs and provisions for rationalization (note 4)	**19.4**	–	**19.4**	36.3
Amortization of capital assets	**17.9**	17.0	**35.3**	34.0
Future income taxes	**10.2**	15.0	**21.4**	31.0
Minority interest	**(49.4)**	(0.6)	**(56.3)**	(10.6)
Funding of deferred liabilities less than (in excess of) expense	**(17.8)**	2.5	**(37.2)**	(38.9)
Provided from (used for) working capital	**85.7**	108.6	**(4.3)**	(52.7)
Rationalization costs	**(1.4)**	(2.4)	**(1.4)**	(6.8)
Other	**(1.3)**	(1.9)	**0.2**	(4.2)
Cash provided from operating activities	**155.4**	234.7	**137.5**	139.3
Investing activities				
Additions to property, plant and equipment	**(10.2)**	(16.1)	**(14.3)**	(21.5)
Additions to investments and other assets	**(0.8)**	(2.2)	**(5.3)**	(3.7)
Proceeds from disposal of property, plant and equipment	**0.6**	1.0	**3.6**	15.4
Proceeds from disposal of investments and other assets	**–**	2.3	**0.5**	3.3
Cash used for investing activities	**(10.4)**	(15.0)	**(15.5)**	(6.5)
Financing activities				
Increase in long-term debt	**58.0**	264.0	**258.5**	345.3
Reduction in long-term debt	**(193.8)**	(434.6)	**(396.6)**	(469.4)
Securitization of accounts receivable	**14.0**	10.0	**48.0**	75.0
Shares repurchased (note 7)	**–**	(2.1)	**–**	(24.6)
Cash dividends paid	**(18.8)**	(17.1)	**(36.2)**	(31.1)
Proceeds from the exercise of stock options	**1.9**	2.2	**4.0**	9.5
Other	**0.1**	–	**0.2**	–
Cash used for financing activities	**(138.6)**	(177.6)	**(122.1)**	(95.3)
Increase (decrease) in cash from continuing operations	**6.4**	42.1	**(0.1)**	37.5
Increase (decrease) in net cash from discontinued operations (note 9)	**(2.1)**	5.5	**(2.4)**	0.8
Increase (decrease) in cash	**4.3**	47.6	**(2.5)**	38.3
Effect of exchange rate changes on cash	**(0.1)**	(0.8)	**–**	0.1
Cash, beginning of period	**14.5**	3.8	**21.2**	12.2
Cash, end of period	**$ 18.7**	$ 50.6	**$ 18.7**	$ 50.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except share and per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2004, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2004 of Molson Inc.'s 2004 Annual Report.

Note 2. Change in Accounting Policies

Effective April 1, 2004 the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied. The relevant hedging relationships will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period. The Corporation determines the cost of all stock options granted since April 1, 2002 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

Note 3. Impairment Charge

During the current quarter the Corporation determined that the fair value of the Brazil intangible assets had decreased below book value. Accordingly, the Corporation recorded an impairment charge of $210.0 ($168.0 after minority interest) which reduces the goodwill by $130.0 ($104.0 after minority interest) and brand names by $80.0 ($64.0 after minority interest).

Note 4. Merger Related Costs and Provisions for Rationalization

On July 21, 2004, the Corporation entered into an agreement with Adolph Coors Company ("Coors") to combine the two companies. As a result of the proposed merger, $16.0 in costs were incurred in the current quarter and consist mainly of investment banking, legal and accounting fees. In addition, the Corporation recorded a charge for provisions for rationalization of $3.4, of which $1.2 relates to a sales center closure in Brazil and $2.2 relates to the previously announced reorganization in Canada.

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirão Preto plant in Brazil represented by a $37.5 write-down of fixed assets to net recoverable amount and employee severance and other closure costs of $5.8. There is no remaining accrual.

(Dollars in millions, except share and per share amounts)

Note 4. Merger Related Costs and Provisions for Rationalization (cont'd)

Also in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision.

Note 5. Earnings per Share

The following is a reconciliation of the weighted-average shares outstanding for basic and diluted earnings per share computations for net earnings (loss):

	Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003
Net earnings (loss)	**$ (117.9)**	$ 96.5	**$ (49.6)**	$ 151.2
Weighted average number of shares outstanding - (millions)				
Weighted average number of shares outstanding - basic	**127.7**	127.1	**127.6**	127.0
Effect of dilutive securities	**–**	2.1	**–**	2.1
Weighted average number of shares outstanding - diluted	**127.7**	129.2	**127.6**	129.1

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class A non-voting shares. For the three and six months ended September 30, 2004, no dilution impact was calculated due to the net loss incurred. During the first six months of fiscal 2004, options to purchase 647,450 Class A non-voting shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the six-month period.

Note 6. Long-term Debt

The Corporation had a $50.0 364-day revolving credit facility that expired on September 14, 2004 which the Corporation did not renew. There were no amounts drawn on this facility.

The floating rate note program is an agreement under which the Corporation and the placement agent may agree to issue debt under terms and conditions that are only determined at the time of placement of the debt. As such, the Corporation's term loan and the $250.0 floating rate notes are classified as current liabilities. It is the Corporation's intention to refinance this debt with either a new term loan or through the medium-term note program. On October 19, 2004, the one year $50.0 floating rate note matured and was refinanced using the term loan credit facility.

On September 16, 2004, a third party bank exercised its right to cancel the interest rate swap which converted $100.0 of the Corporation's floating rate note maturing September 16, 2005 to a fixed rate. The Corporation also has an interest rate swap for $100.0 which converted the Molson Canada debenture due June 2, 2008 with a fixed rate of 6.0% to a variable rate.

(Dollars in millions, except share and per share amounts)

Note 7. Capital Stock

The total number of Class A non-voting and Class B common shares outstanding at September 30, 2004 were 127,733,389 (127,110,143 at September 30, 2003) consisting of 105,357,713 (104,662,423 at September 30, 2003) Class A non-voting shares and 22,375,676 (22,447,720 at September 30, 2003) Class B common shares.

For the three-month and six-month period ended September 30, 2004, the Corporation did not repurchase any Class A non-voting or Class B common shares. In the three-month period ended September 30, 2003, the Corporation repurchased 60,300 Class A non-voting shares at a price of $34.99 per share and no Class B common shares as per the previously announced normal course issuer bid. In the six-month period ended September 30, 2003, the Corporation repurchased 751,000 Class A non-voting shares at prices ranging between $32.15 and $34.99 and no Class B common shares. In fiscal 2004, of the total amount of $24.6 repurchased, $4.2 was charged to capital stock based on the weighted-average stated capital with the excess of $20.4 being charged to retained earnings.

STOCK-BASED COMPENSATION

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class A non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At September 30, 2004, there were 5,869,580 (2003 – 5,390,800) stock options outstanding and 860,726 (2003 – 1,863,813) stock options available for future grants. During the first six months of fiscal 2005, the Corporation granted 1,055,200 (2004 – 922,800) stock options at an exercise price of $31.44 and $33.21 (2004 – ranging between $32.31 and $34.46).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the six-month period: dividend yield of 1.4% (2003 – 1.6%); expected volatility of 24.7% (2003 – 25.5%), risk-free interest rate of 4.2% (2003 – 4.4%); and an expected life of 6 years (2003 – 6 years). The weighted average fair value of options granted in the six-month period is $8.84 (2003 – $9.28) per share.

The Corporation has recorded $3.4 (2003 - $2.8) related to stock option expense for the six months ended September 30, 2004.

The Corporation's contributions to the employee share ownership plan ("MESOP") of $0.8 (2003 –$0.9) were charged to earnings during the six-month period ended September 30, 2004.

As at September 30, 2004, 134,191 (2003 – 159,675) Deferred Share Units ("DSU's") are outstanding. For the six-month period ended September 30, 2004, $0.7 (2003 – $0.3) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

(Dollars in millions, except share and per share amounts)

Note 8. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT. Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

	Canada		Brazil		United States		Consolidated	
Three months ended September 30	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Revenues from external customers	**744.1**	768.8	**162.0**	179.7	**18.5**	21.3	**924.6**	969.8
Inter-segment revenues	**9.1**	10.8	**1.6**	2.8	**–**	–	**10.7**	13.6
EBIT	**135.0** (i)	161.1	**(237.6)** (ii)	5.1	**(1.4)**	(1.2)	**(104.0)**	165.0
Assets	**2,523.1**	2,530.3	**934.9**	1,239.6	**156.2**	160.9	**3,614.2**	3,930.8
Goodwill	**198.0**	198.0	**446.8**	610.6	**–**	–	**644.8**	808.6
Impairment charge	**–**	–	**210.0**	–	**–**		**210.0**	–
Amortization of capital assets:								
Amortization of property plant and equipment	**12.2**	12.0	**5.6**	4.8	**–**	–	**17.8**	16.8
Amortization of intangible assets	**–**	–	**0.1**	0.2	**–**	–	**0.1**	0.2
Additions to capital assets	**8.0**	11.2	**2.1**	4.9	**0.1**	–	**10.2**	16.1

	Canada		Brazil		United States		Consolidated	
Six months ended September 30	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Revenues from external customers	**1,477.9**	1,495.7	**311.8**	327.2	**42.2**	43.3	**1,831.9**	1,866.2
Inter-segment revenues	**20.4**	21.8	**4.6**	5.4	**–**	–	**25.0**	27.2
EBIT	**289.4** (i)	320.1 (iii)	**(264.4)** (ii)	(41.4) (iv)	**(2.3)**	(1.8)	**22.7**	276.9
Assets	**2,523.1**	2,530.3	**934.9**	1,239.6	**156.2**	160.9	**3,614.2**	3,930.8
Goodwill	**198.0**	198.0	**446.8**	610.6	**–**	–	**644.8**	808.6
Impairment charge	**–**	–	**210.0**	–			**210.0**	–
Amortization of capital assets:								
Amortization of property plant and equipment	**23.8**	23.7	**11.2**	9.9	**–**	0.1	**35.0**	33.7
Amortization of intangible assets	**–**	–	**0.3**	0.3	**–**	–	**0.3**	0.3
Additions to capital assets	**10.1**	14.5	**4.1**	7.0	**0.1**	–	**14.3**	21.5

(i) Includes the $16.0 merger related costs and $2.2 charge for rationalization costs.
(ii) Includes an impairment charge of $210.0 and the charge for rationalization costs of $1.2.
(iii) Includes the $7.0 gain on sale of a property.
(iv) Includes a provision for rationalization of $43.3.

Note 9. Discontinued Operations

Cash used for discontinued operations of $2.1 ($5.5 source of cash in fiscal 2004) in the three month period and $2.4 ($0.8 source of cash in fiscal 2004) in the six month period were used for operating activities.

Note 10. Subsequent Event

As part of its continuing strategic review of the Brazilian operations, the Corporation will record a charge of approximately $50 against earnings in the coming quarters, relating to the closure of the Queimados brewery and organization right-sizing including sales centres.

On October 28, 2004, the Board of Directors of the Corporation approved the closure of the Queimados plant. The earnings charge relating to the plant closure, which is estimated at $35, will consist mainly of a fixed asset write down.

Note 11. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
REMINDER - Media Advisory - Molson Inc. Broadcasts Fiscal 2005 Second Quarter Results

MONTREAL, Oct. 28 /CNW Telbec/ - Molson Inc. will announce its Fiscal 2005 Second Quarter results today. The Q2 Financial Results press release and financial statements will be issued by CNW around noon and will be subsequently posted on www.molson.com .

Live audiocast of investor/analyst conference call scheduled for 2:00 PM ET

- via the Web at www.molson.com

Conference call (accessible to media and analysts only)

- by phone (800) 946-0785 or (719) 457-2661, confirmation (pound sign) 969225

Participating in the conference call will be:

- Mr. Daniel J. O'Neill, President and CEO, Molson Inc.,
- Robert Coallier, Executive Vice-President, Corporate Strategy and International Operations, and
- Mr. Brian Burden, Executive Vice President and Chief Financial Officer.

The conference call rebroadcast will be available

- 15 minutes after the call on www.molson.com .
- and 2 hours after the call and until November 4, by dialing (719) 457-0820 and entering confirmation (pound sign) 969225 when prompted

%SEDAR: 00001968EF

/For further information: MEDIA: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; INVESTORS & ANALYSTS: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM; MOLSON MEDIA ADVISORY

CNW 08:30e 28-OCT-04

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Molson Inc.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
MOL.A	0.15	CDN	10/28/2004	12/15/2004	01/01/2005

Details: Under the Corporation's Optional Stock Dividend and Share Purchase Plan, the dividend is also payable in Class 'A' Non-Voting Shares to those shareholders who elect by the close of business on Record Date to receive stock dividends in lieu of cash.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
MOL.B	0.15	CDN	10/28/2004	12/15/2004	01/01/2005

Details: Under the Corporation's Optional Stock Dividend and Share Purchase Plan, the dividend is also payable in Class 'A' Non-Voting Shares to those shareholders who elect by the close of business on Record Date to receive stock dividends in lieu of cash.

Filed on behalf of the Issuer by:

Name: Carole Gagnon
Phone: 514-590-6338
Email: carole.gagnon@molson.com
Submission Date: 10/28/2004 15:54:08
Last Updated: 10/28/2004 15:54:08